UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of
March 2021

RADA ELECTRONIC INDUSTRIES LIMITED
(Name of Registrant)
7 Giborei Israel Street, Netanya 4250407, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

RADA ELECTRONIC INDUSTRIES LTD.

EXPLANATORY NOTE

On March 4, 2021, RADA Electronic Industries Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”), among the Company and Jefferies LLC and Robert W. Baird & Co. Incorporated, as Representatives of the Several Underwriters (the “Underwriters”), for the issuance and sale by the Company of 4,500,000 of its ordinary shares, par value NIS 0.03 per share (the “Ordinary Shares”). The Underwriters agreed to purchase the Ordinary Shares from the Company at a price of $11.50 per share, resulting in approximately $51.75 million of total gross proceeds, before deducting underwriting discounts and commissions and the expenses of this offering, payable by the Company. In addition, the Company granted the Underwriters an option for 30 days to purchase up to an additional 675,000 Ordinary Shares, which the Underwriters exercised in full on March 4, 2021. The Underwriting Agreement includes customary representations, warranties, covenants and closing conditions. It also provides for customary indemnification by each of the Company and certain affiliated entities and the Underwriters against certain liabilities and customary contribution provisions in respect of those liabilities. The transaction contemplated by the Underwriting Agreement is expected to close on March 8, 2021.

The offering and sale of Ordinary Shares are being made pursuant to a preliminary prospectus supplement and final prospectus supplement related to the Company’s effective shelf registration statement on Form F-3 (File No. 252015), each of which will have been filed with the Securities and Exchange Commission. A copy of the Underwriting Agreement is filed as Exhibit 1.1 hereto and incorporated herein by reference. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement. The legal opinion of S. Friedman & Co. relating to the legality of the Ordinary Shares is attached as Exhibit 5.1 to this Report on Form 6-K.

The following exhibits are attached:

1.1	Underwriting Agreement with Jefferies LLC and Robert W. Baird & Co. Incorporated, as Representatives of the Several Underwriters dated March 4, 2021

5.1	Opinion of S. Friedman & Co., Advocates

23.1	Consent of S. Friedman & Co. (included in Exhibit 5.1)

99.1	Press release dated March 4, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADA Electronic Industries Ltd.
(Registrant)

By:	/s/ Dov Sella
Dov Sella
Chief Executive Officer

Date: March 4, 2021

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.1	Underwriting Agreement with Jefferies LLC and Robert W. Baird & Co. Incorporated, as Representatives of the Several Underwriters dated March 4, 2021

5.1	Opinion of S. Friedman & Co., Advocates

23.1	Consent of S. Friedman & Co. (included in Exhibit 5.1)

99.1	Press release dated March 4, 2021